Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Results Announcement for the year ended December 31, 2013

(Summary of the 2013 Annual Report)

1 Important Notice

1.1 This results announcement is a summary of the 2013 Annual Report. Investors should read the 2013 Annual Report of PetroChina Company Limited (the “Company”) carefully for more details. A full version of the 2013 Annual Report can be downloaded from the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2013, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen (Special General Partnership) and KPMG Certified Public Accountants, respectively. Both firms have issued unqualified opinions on the financial statements.

1.3 Corporate Information

Stock name	PetroChina	PetroChina	PetroChina
Stock code	857	PTR	601857
Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc	Shanghai Stock Exchange

Contact Persons and Means of Communication	Secretary to the Board of Directors	Representative on Securities Matters	Representative of the Hong Kong Representative Office
Name	Wu Enlai	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal code	100007
Telephone	86 (10) 5998 5667	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 5667	86 (10) 6209 9559	(852) 2899 2390
Email address	jh_dong@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

2 Key Financial Data and Changes in Shareholders

2.1 Key Financial Data Prepared under IFRS

Unit: RMB million
Items	For the year 2013	For the year 2012	Changes from the preceding year to this year (%)	For the year 2011
Turnover	2,258,124	2,195,296	2.9	2,003,843
Profit attributable to owners of the Company	129,599	115,326	12.4	132,961
Net cash flows from operating activities	288,529	239,288	20.6	290,155

Basic earnings per share (RMB)	0.71	0.63	12.4	0.73

Diluted earnings per share (RMB)	0.71	0.63	12.4	0.73

Return on net assets (%)	11.4	10.8	0.6 percentage point	13.3

Items	As at the end of 2013	As at the end of 2012	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2011
Total assets	2,342,110	2,168,896	8.0	1,917,586
Equity attributable to owners of the Company	1,132,735	1,064,010	6.5	1,002,745

2.2 Key Financial Data Prepared under CAS

Unit: RMB million
Items	For the year 2013	For the year 2012	Changes from the preceding year to this year (%)	For the year 2011
Operating income	2,258,124	2,195,296	2.9	2,003,843

Operating profit	151,711	165,431	(8.3)	184,517
Net profit attributable to equity holders of the Company	129,577	115,323	12.4	132,984
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	116,653	119,653	(2.5)	137,905
Net cash flows from operating activities	288,529	239,288	20.6	290,155
Weighted average returns on net assets (%)	11.4	11.1	0.3 percentage point	13.6

Basic earnings per share (RMB)	0.71	0.63	12.4	0.73

Diluted earnings per share (RMB)	0.71	0.63	12.4	0.73

Items	As at the end of 2013	As at the end of 2012	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2011
Total assets	2,342,004	2,168,837	8.0	1,917,528
Equity attributable to equity holders of the Company	1,132,850	1,064,147	6.5	1,002,885

2.3 Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2013 was 980,310, consisting of 972,401 holders of A shares and 7,909 registered holders of H shares (including 264 holders of the American Depository Shares). The minimum public float requirements of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”) are satisfied.

Number of shareholders as at the end of 2013	980,310	Number of shareholders as at the end of the 5th trading day preceding publication of this announcement (i.e. as at March 14, 2014)	971,417

Shareholdings of the top ten shareholders as at the end of 2013

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
China National Petroleum Corporation (CNPC)	State-owned	86.35	158,033,693,528	[1]	0	0
HKSCC Nominees Limited [2]	Overseas legal person	11.38	20,830,070,436	[3]	0	0
National Council for Social Security Fund of the PRC	State-owned legal person	0.219	400,000,000		0	0
China Securities Finance Corporation Limited	State-owned legal person	0.114	209,168,334		0	0
Guangxi Investment Group Co., Ltd.	State-owned legal person	0.022	39,560,045		0	0
CSOP Asset Management Limited - CSOP FTSE China A50 ETF	Other	0.022	39,368,928		0	0
Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment	Other	0.020	37,434,039		0	0
Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	Other	0.019	33,937,931		0	0
Bank of China Limited - Jiashi CSI 300 Index Trading Securities Investment Fund	Other	0.010	18,768,776		0	0
China Life Insurance Company Limited - Dividends - Personal Dividends - 005L - FH002 Shanghai	Other	0.010	18,481,072		0	0

Note 1:	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
Note 2:	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of other corporate or individual shareholders.
Note 3:	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

Statement on connected parties or concert parties among the above-mentioned shareholders:

Except for “Industrial and Commercial Bank of China Limited - China Universal SCI Index Securities Investment Fund” and “Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund” which are both under the custody of Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.4 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2013, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	158,033,693,528 (L)		Beneficial Owner	97.60	86.35
	H Shares	291,518,000 (L)	[1]	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16
Aberdeen Asset Management Plc and its Associates (together the “group”), on behalf of Accounts Managed by the group	H Shares	2,085,364,265 (L)		Investment Manager	9.88	1.14
BlackRock, Inc. [2]	H Shares	1,468,090,334 (L)		Interest of Corporation Controlled by the Substantial Shareholder	6.95	0.80
		32,978,000 (S)			0.15	0.018
JPMorgan Chase & Co. [3]	H Shares	1,287,825,919 (L)		Beneficial Owner/Investment Manager/Custodian Corporation/ Approved Lending Agent	6.10	0.70
		273,930,567 (S)		Beneficial Owner	1.30	0.15
		1,054,204,099 (LP)		Custodian Corporation/Approved Lending Agent	5.00	0.58

(L)	Long position	(S)	Short position	(LP)	Lending pool

Note 1:	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

Note 2:	Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,468,090,334 H shares (long position) and 32,978,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.
Note 3:	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 230,019,118 H shares (long position) and 273,930,567 H shares (short position) were held in its capacity as beneficial owner, 3,602,702 H shares (long position) were held in its capacity as investment manager and 1,054,204,099 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. These 1,287,825,919 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation/approved lending agent.

As at December 31, 2013, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.5 Structure Chart on Ownership and Controlling Relationship between the Company and the Ultimate Controller

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

3 Directors’ Report

3.1 Management Discussion and Analysis

Despite the complicated domestic and international economic environment in 2013, the Group fully implemented its guidelines of quality, profitability and sustainable development, made overall plans for resources and markets both in the PRC and abroad, focused on developing its principal business of oil and gas operations, and made great efforts to strengthen safety and environmental protection. As a result, the Group achieved steady and positive developments in its production and operation and recorded operating results exceeding expectations. In 2013, the Group achieved a turnover of RMB2,258,124 million, representing an increase of 2.9% as compared with last year. Net profit attributable to owners of the Company in 2013 was RMB129,599 million, representing an increase of 12.4% as compared with last year. Basic earnings per share of the Group in 2013 was RMB0.71, representing an increase of RMB0.08 as compared with last year.

3.1.1 Market Review

(1) Crude Oil Market

The supply and demand in the international oil market was relatively balanced in 2013. International crude oil prices fluctuated at high levels. The spread between the West Texas Intermediate (WTI) crude oil price and other benchmark oil prices narrowed generally. The annual average spot price of North Sea Brent crude oil was US$108.66 per barrel in 2013, representing a decrease of 2.7% as compared with last year. The annual average spot price of WTI crude oil was US$97.97 per barrel, representing an increase of 4.1% as compared with last year.

According to relevant information and statistics, domestic crude oil output was 208 million tons in 2013, representing an increase of 1.7% as compared with last year.

(2) Refined Products Market

Overall growth rate in domestic demand for refined products slowed down in 2013. The growth rate of diesel consumption substantially decreased while gasoline consumption relating to inelastic demand grew fairly fast. The ratio of diesel consumption to gasoline consumption hit a historical low. The domestic refining capacity continued to grow, leading to a generally ample supply in the market and a significant increase in the net exports of refined products.

According to relevant information and statistics, domestic quantities of processed crude oil amounted to 444 million tons in 2013, representing an increase of 6.9% as compared with last year. Domestic output of refined product was 273 million tons, representing an increase of 6.1% as compared with last year. Specifically, gasoline output increased by 11.9% and diesel output increased by 1.3%. The apparent consumption of refined products was 263 million tons, representing an increase of 4.8% as compared with last year. Of the foregoing amount, the apparent consumption of gasoline and diesel increased by 12.2% and 0.3%, respectively, as compared with last year. In 2013, the PRC government made 15 adjustments to domestic gasoline and diesel prices. As a result, the price of reference gasoline price, in aggregate, increased by RMB5.00 per ton and the price of reference diesel price, in aggregate, dropped by RMB15.00 per ton. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

(3) Chemical Products Market

In the first half of 2013, due to sluggish global economy growth, China’s slack exports and the structural transformation of the economy, domestic market demand for chemical products remained weak. Despite the decrease in both domestic outputs and imports, supply still exceeded demand in the chemical products market. In the second half of 2013, following a series of macro-control policies promulgated by the State to reinforce the infrastructure construction, domestic market demand for chemical products picked up slightly but the market remained generally weak.

(4) Natural Gas Market

In 2013, although the domestic output of natural gas grew steadily and there was a significant increase in natural gas imports, a tight balance between supply and demand existed in the market due to the continued rapid growth in demand for natural gas. According to relevant information and statistics, in 2013, domestic output of natural gas reached 121.0 billion cubic metres, representing an increase of 9.8% as compared with last year; natural gas imports amounted to 53.4 billion cubic metres, representing an increase of 25.6% as compared with last year; and the apparent consumption of natural gas was 169.2 billion cubic metres, representing an increase of 12.9% as compared with last year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration

The Group continued to implement its “Peak Growth in Oil and Gas Reserves” Program in 2013. Emphasis was put on key basins and target zones. The Group strengthened its practice on pre-exploration and overall assessment and sped up the exploration of non-conventional resources. The Group made a number of important achievements in the Sichuan Basin, the Erdos Basin and the Tarim Basin and made important discoveries during the course of oil and gas exploration in the Junggar Basin, the Qaidam Basin and the Bohai Bay Basin, indicating encouraging potentials of the exploration business. In particular, the exploration of natural gas in the Sichuan Basin represented a major breakthrough where the newly added proven gas reserve in place in the Longwangmiao formation of Cambrian system in the Moxi block of Anyue gas field is 187.5 billion cubic meters. This is the largest monomer marine uncompartmentalised carbonate gas reservoir discovered in China up to now.

Domestic Production and Development

In 2013, the Group endeavored to tap into potential crude oil production capacities, accelerated the commencement of newly constructed production capacities, carried out special arrangements in relation to water injection, and rigorously pushed forward secondary development and major development experiments. As a result, the domestic crude oil output once again hit a new high. With regard to the natural gas business, emphasis was put on key gas areas and key sectors. The Group organises its production and operation in a scientific manner and achieved safe and stable operation according to the annual plan, maintaining a high growth rate in the output of natural gas. The oil and natural gas equivalent output in Daqing Oilfield remained stable at more than 40 million tons and that in Changqing Oilfield reached 51.95 million tons, marking the establishment of the “Western Daqing” with high quality and standards. The construction of “Xinjiang Daqing” and the Sichuan-Chongqing Gas Area proceeded as scheduled.

Overseas Oil and Gas

In 2013, the Group made major breakthroughs in the development of new overseas projects. The Group successfully acquired from ConocoPhillips Company certain interests in its off-shore natural gas and on-shore Canning Basin shale gas projects in Western Australia, all the interest held by BHP Billiton in the Browse LNG Project of Western Australia and a 25% working interest in ExxonMobil’s West Qurna-1 project in Iraq. The Group also entered into an agreement with a wholly-owned subsidiary of Petrobras to acquire the entire issued share capital of Petrobras Energia Peru S.A. In relation to overseas oil and gas exploration, the Group adhered to the principles of overall research and organisation and made further achievements in key exploration areas. The Group fully implemented three major projects, namely, water injection, horizontal well and enhancement of recovery rate, achieved increase in the output of the Rumaila Project, and accelerated the production capacity construction of the Halfaya Project and the Aktobe Project. In 2013, oil and gas equivalent output from overseas operations reached 136.5 million barrels, representing 9.8% of the total oil and natural gas equivalent of the Group.

In 2013, the Group’s total crude oil output reached 932.9 million barrels, representing an increase of 1.8% as compared with last year. The marketable natural gas output reached 2,801.9 billion cubic feet, representing an increase of 9.5% as compared with last year. The oil and natural gas equivalent output amounted to 1,400.0 million barrels, representing an increase of 4.2% as compared with last year.

Summary of Operations of the Exploration and Production Segment

	Unit	2013	2012	Year-on-year change (%)
Crude oil output	Million barrels	932.9	916.5	1.8
Marketable natural gas output	Billion cubic feet	2,801.9	2,558.8	9.5
Oil and natural gas equivalent output	Million barrels	1,400.0	1,343.1	4.2
Proved reserves of crude oil	Million barrels	10,820	11,018	(1.8)
Proved reserves of natural gas	Billion cubic feet	69,323	67,581	2.6
Proved developed reserves of crude oil	Million barrels	7,220	7,396	(2.4)
Proved developed reserves of natural gas	Billion cubic feet	32,813	31,606	3.8

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2013, the Group adhered to principles of market orientation and profitability, made overall arrangements for the allocation of resources and processing plans, and optimised processing routing and product structure in accordance with market trends. The Group increased the production of high-grade gasoline, aviation kerosene, aromatic hydrocarbons and other high-efficiency products. In 2013, the Group processed 992.3 million barrels of crude oil and produced 90,282 thousand tons of refined products, with a number of technical and economic indicators reaching a record high level. In 2013, the Group pushed forward its key refining and chemicals projects in an orderly manner. The 14 gasoline quality upgrading projects were all completed and all automobile gasoline reached the China IV standard.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2013	2012	Year-on-year change (%)
Processed crude oil	Million barrels	992.3	1,012.5	(2.0)
Gasoline, kerosene and diesel output	’000 ton	90,282	91,016	(0.8)
of which: Gasoline	’000 ton	29,294	28,381	3.2
Kerosene	’000 ton	4,112	3,408	20.7
Diesel	’000 ton	56,876	59,227	(4.0)
Crude oil processing load	%	87.3	90.1	(2.8) percentage points
Light products yield	%	77.6	77.9	(0.3) percentage point
Refining yield	%	93.4	93.8	(0.4) percentage point
Ethylene	’000 ton	3,982	3,690	7.9
Synthetic Resin	’000 ton	6,537	6,089	7.4
Synthetic fibre materials and polymers	’000 ton	1,218	1,595	(23.6)
Synthetic rubber	’000 ton	665	633	5.1
Urea	’000 ton	3,771	4,408	(14.5)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2013, the Group took active steps to adapt to market changes such as the slowdown in the growth rate of demand, including making scientific allocation of its self-produced and externally sourced resources, emphasising retail business, reinforcing terminals, developing direct sales, optimising marketing structure and inventory control, promoting the transformation, potential-tapping and contract operation of low-profitability terminals, all with the aim of expanding sales and enhancing profitability. The Group strengthened the development of its marketing network with approximately 360 new service stations. The total number of service stations operated by the Group exceeded 20,000. The domestic sales of refined products amounted to 117 million tons, representing an increase of 1.7% as compared with last year, thus further consolidating the Group’s market share.

International Trading Operations

The Group’s international trading operations continued to develop rapidly in 2013 with the further expansion of the Group’s trade scale. The Group’s ability to adjust its resources continued to improve. The construction of the three oil and gas operating hubs in Asia, Europe and America proceeded steadily.

Summary of Operations of the Marketing Segment

	Unit	2013	2012	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 ton	159,133	153,277	3.8
of which: Gasoline	’000 ton	52,350	47,407	10.4
Kerosene	’000 ton	13,482	11,355	18.7
Diesel	’000 ton	93,301	94,515	(1.3)
Market share in domestic retail market	%	39.4	39.3	0.1 percentage point
Number of service stations	units	20,272	19,840	2.2
of which: owned service stations	units	19,710	19,296	2.1
Sales volume per service station	Ton/day	10.96	11.12	(1.4)

(4) Natural Gas and Pipeline

In 2013, the Group coordinated various resources including domestically produced gas, imported gas and coal gas in the sales of natural gas, fully utilised the shaving capacity of LNG terminals, gas storage reservoir and pipeline storage, optimised the distribution of market resources, focused on key regions and high-profitability markets, strengthened the management of the demand side and improved the quality and profitability of sales on a continuous basis. The construction of key oil and gas pipelines progressed in a steady manner. The Horgos-Lianmuqin section of the Third West-East Gas Pipeline, the Zhongwei-Guiyang Connection Line, Tangshan LNG and Lanzhou-Chengdu Crude Oil Pipeline and the section to the south of the Yangtze River of the Lanzhou-Zhengzhou-Changsha Refined Oil Pipeline were completed and put into operation. The construction of the East section of the Third West-East Gas Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline proceeded as scheduled. Meanwhile, the Group innovated a pipeline joint venture model. It contributed certain pipeline net assets and operations to a joint venture and introduced capital such as insurance and industrial funds, which was of great importance for the Group to achieve sustainable growth of assets and further development of its oil and gas business.

As at the end of 2013, the Group’s domestic oil and gas pipelines measured a total length of 71,020 km, consisting of 43,872 km of natural gas pipelines, 17,614 km of crude oil pipelines and 9,534 km of refined product pipelines.

The Group is taking active steps in exploring and innovating various effective models with an aim to actively promote mixed-ownership economy, expand cooperation and joint venture with various sources of investments including private capital, finance capital and foreign capital, make efforts to establish joint ventures and cooperation platforms in relation to oil and gas pipelines, undeveloped reserves and shale gas, refinery and chemicals as well as overseas oil and gas business, and experiment on the securitisation of pipeline usufruct rights, receivables and service station usufruct rights. At the same time, the Group will strictly regulate the operation of joint ventures and cooperation projects and improve supervision mechanism.

3.1.3 Review of Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the Annual Report and other sections thereof. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2013, the Group achieved a turnover of RMB2,258,124 million, representing an increase of 2.9% as compared with last year. Profit attributable to owners of the Company was RMB129,599 million, representing an increase of 12.4% as compared with last year. Basic earnings per share was RMB0.71, representing an increase of RMB0.08 as compared with last year.

Turnover Turnover increased by 2.9% from RMB2,195,296 million for 2012 to RMB2,258,124 million for 2013. This was primarily due to the rising selling prices of natural gas coupled with the increase in the sales volume of natural gas, gasoline and other products. The table below sets out external sales volume and average realised prices for major products sold by the Group and their respective percentage of change in 2013 and 2012, respectively:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2013	2012	Percentage of Change (%)	2013	2012	Percentage of Change (%)
Crude oil (1)	75,482	76,203	(0.9)	4,533	4,678	(3.1)
Natural gas (hundred million cubic metre, RMB/‘000 cubic metre)	985.41	853.88	15.4	1,226	1,125	9.0

Gasoline	52,350	47,407	10.4	7,866	8,007	(1.8)

Diesel	93,301	94,515	(1.3)	6,810	7,046	(3.3)

Kerosene	13,482	11,355	18.7	6,015	6,399	(6.0)

Heavy oil	14,788	12,615	17.2	4,443	4,612	(3.7)

Polyethylene	3,391	3,045	11.4	9,665	9,082	6.4

Lubricant	1,740	2,104	(17.3)	9,319	8,973	3.9

(1)	The sales volume of crude oil listed in the table above represents all external sales volume of crude oil of the Group.

Operating Expenses Operating expenses increased by 2.4% from RMB2,020,777 million for 2012 to RMB2,069,482 million for 2013, of which:

Purchases, Services and Other Purchases, services and other increased by 3.8% from RMB1,411,036 million for 2012 to RMB1,464,805 million for 2013. This was primarily due to the Group’s expansion of its trade scale.

Employee Compensation Costs Employee compensation costs (including salaries and such additional costs as various insurances, provident funds and training fees for 544,083 employees of the Group and 319,741 temporary or seasonal staff recruited from the market) were RMB116,422 million for 2013, representing an increase of 9.6% from RMB106,189 million for 2012. Such increase was primarily due to the fact that the Group properly protected the level of income of frontline employees in light of the increase in the business volume as a result of the Company’s expansion of operational scale, as well as the rising Consumer Price Index (“CPI”) and social average wages, and that the Group increased social insurance contributions in line with the increase in the social insurance base as stipulated by local governments.

Exploration Expenses Exploration expenses amounted to RMB25,301 million for 2013, representing an increase of 5.5% from RMB23,972 million for 2012. This was primarily due to the fact that the Group continued to increase its investments in oil and gas exploration in order to further strengthen its oil and gas resource reserves.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 7.5% from RMB151,975 million for 2012 to RMB163,365 million for 2013. This was primarily due to increased average carrying value of fixed assets and the increased average net value of oil and gas properties of the Group leading to increase in the amounts of depreciation and depletion.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 5.8% from RMB74,692 million for 2012 to RMB79,021 million for 2013. This was primarily due to the expansion of business scale and the corresponding increase in the maintenance, transportation, lease, warehousing and other costs of the Group.

Taxes other than Income Taxes Taxes other than income taxes decreased by 2.7% from RMB254,921 million for 2012 to RMB248,086 million for 2013. This was primarily due to the drop in the price of crude oil in 2013, leading to a decrease in the crude oil special gain levy payable by the Group from RMB79,119 million for 2012 to RMB72,726 million for 2013.

Other Income, net Other income, net, for 2013 was RMB27,518 million, representing an increase of RMB25,510 million from RMB2,008 million for 2012. This was primarily because the Group recognised the gain on investment of certain pipeline net assets and operations during the reporting period.

Profit from Operations The profit from operations for 2013 was RMB188,642 million, representing an increase of 8.1% from RMB174,519 million for 2012.

Net Exchange Gain Net exchange gain for 2013 was RMB52 million, representing a decrease of RMB79 million from the net exchange gain of RMB131 million for 2012. This was primarily due to the continued appreciation of Renminbi and the depreciation of Canadian dollars against US dollars during the reporting period.

Net Interest Expenses Net interest expenses increased by RMB4,758 million from RMB16,101 million for 2012 to RMB20,859 million for 2013. The increase was primarily due to increase in the interest-bearing debts of the Group to finance production, operation, investment and construction.

Profit Before Income Tax Expense Profit before income tax expense increased by 6.7% from RMB166,811 million for 2012 to RMB178,063 million for 2013.

Income Tax Expense Income tax expense amounted to RMB35,789 million for 2013, which was broadly in line with RMB36,191 million for 2012.

Profit for the Year Profit for the year increased by 8.9% from RMB130,620 million for 2012 to RMB142,274 million for 2013.

Profit Attributable to Non-controlling Interests Profit attributable to non-controlling interests decreased by 17.1%, from RMB15,294 million for 2012 to RMB12,675 million for 2013, which was primarily due to the decrease in the profits of certain overseas subsidiaries of the Group as a result of a range of factors such as the drop in the international crude oil price and the adjustment of certain policies in relation to the oil and gas cooperation with overseas resource countries.

Profit Attributable to Owners of the Company Profit attributable to owners of the Company increased by 12.4% from RMB115,326 million for 2012 to RMB129,599 million for 2013.

(2) Segment Results

Exploration and Production

Turnover The average realised crude oil price of the Group in 2013 was US$100.42 per barrel, representing a decrease of 3.1% from US$103.65 per barrel in 2012. Due to such drop in the price of crude oil, realised turnover of the Exploration and Production segment was RMB783,694 million, representing a decrease of 0.8% from RMB789,818 million for 2012.

Operating Expenses Operating expenses of the Exploration and Production segment increased by 3.3% from RMB574,863 million for 2012 to RMB593,996 million for 2013. Of which, depreciation, depletion and amortisation increased by RMB11,690 million as compared with last year.

The oil and gas lifting cost of the Group increased by 12.7% from US$11.74 per barrel in 2012 to US$13.23 per barrel in 2013. Excluding the effect of exchange rate movements, the oil and gas lifting cost increased by 10.6% as compared with last year, which was primarily due to an increase in the basic operational costs during the reporting period as compared with last year.

Profit from Operations In 2013, due to the drop in the price of crude oil, the increase in costs, the adjustment of policies of certain overseas resource countries in relation to the oil and gas cooperation together with other factors, realised profit from operations of the Exploration and Production segment was RMB189,698 million, representing a decrease of 11.7% from RMB214,955 million for 2012. Nevertheless, the Exploration and Production segment remained the most important profit contributing segment of the Group.

Refining and Chemicals

Turnover Turnover of the Refining and Chemicals segment decreased by 1.3% from RMB883,218 million for 2012 to RMB871,815 million for 2013. The decrease was primarily due to the fact that the Refining and Chemicals segment reasonably adjusted crude oil processing volume based on changes in the markets, leading to a decrease in output and sales volume of refined oil.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 3.3% from RMB926,729 million for 2012 to RMB896,207 million for 2013. This was primarily due to the fact that the Group optimised its resource allocation and reduced the import volume of crude oil.

In 2013, cash processing cost of refineries of the Group was RMB160.55 per ton, representing an increase of 3.8% from RMB154.61 per ton of last year. This was primarily due to increase in fuel cost and production expenses as compared with last year.

Profit from Operations In 2013, the State promulgated a new pricing mechanism for refined oil products. By seizing such favourable opportunities, adhering to the principles of market orientation and profitability and striving to optimise resource allocation and product structure, the Group successfully reduced the loss of the Refining and Chemicals segment to RMB24,392 million, representing a decrease in loss of RMB19,119 million as compared with the last year. In particular, the refining operations recorded operating losses of RMB4,708 million, representing a decrease in loss of RMB28,964 million as compared with last year, while the chemicals operations recorded an operating loss of RMB19,684 million, representing an increase in loss of RMB9,845 million as compared with last year, which was attributable to the impact of the weak market for chemicals and the provision for impairment of assets.

Marketing

Turnover Turnover of the Marketing segment increased by 3.0% from RMB1,890,558 million for 2012 to RMB1,946,806 million for 2013, which was primarily due to increase in the sales volume of petroleum and the turnover of oil products trading business.

Operating Expenses Operating expenses of the Marketing segment increased by 3.5% from RMB1,874,167 million for 2012 to RMB1,939,244 million for 2013, which was primarily due to increase in the expenses arising from the oil products trading business.

Profit from Operations Due to the decelerated domestic economy and weak demand in refined oil products, the Marketing segment recorded a profit from operations of RMB7,562 million for 2013, representing a decrease of 53.9% from RMB16,391 million for 2012.

Natural Gas and Pipeline

Turnover Turnover of the Natural Gas and Pipeline segment amounted to RMB232,751 million for 2013, representing an increase of 15.1% from RMB202,196 million for 2012. The increase was primarily due to (i) increase in both the sales volume and the selling price of natural gas; and (ii) increase in the sales revenue generated from city gas, CNG and other businesses during the reporting period.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB203,863 million for 2013, which was broadly in line with the operating expenses of RMB204,306 million for 2012.

Profit from Operations By strengthening external cooperation, the Natural Gas and Pipeline segment increased its income by contributing certain pipeline net assets and operations. Meanwhile, it effectively balanced various sources of resources, scientifically controlled pipeline transmission costs and made efforts to promote increase in price and sales volume. As a result, the Natural Gas and Pipeline segment achieved an operating profit of RMB28,888 million in 2013, representing an increase in the operating profit of RMB30,998 million as compared with the operating loss of RMB2,110 million for 2012.

In 2013, the Natural Gas and Pipeline segment recorded a loss of RMB28,259 million for the sales of 27.453 billion cubic metres of natural gas imported from Central Asia, a loss of RMB20,281 million for the sales of 7.335 billion cubic metres of imported LNG, and a loss of RMB420 million for the sales of 0.409 billion cubic metres of natural gas imported from Myanmar. Excluding the refund of the import value-added tax by the State for importing natural gas totalling RMB7,088 million, the sales of imported gas recorded a net loss of RMB41,872 million, which was broadly in line with the last year.

In 2013, the Group’s international operations(note) realised a turnover of RMB754,227 million, representing 33.4% of the Group’s total turnover. Profit before income tax expense amounted to RMB20,520 million, representing 11.5% of the Group’s profit before income tax expense.

Note: The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3)	Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2013	As at December 31, 2012	Percentage of Change
	RMB million	RMB million	%
Total assets	2,342,110	2,168,896	8.0
Current assets	430,953	392,805	9.7
Non-current assets	1,911,157	1,776,091	7.6
Total liabilities	1,072,175	988,148	8.5
Current liabilities	645,489	574,748	12.3
Non-current liabilities	426,686	413,400	3.2
Equity attributable to owners of the Company	1,132,735	1,064,010	6.5
Share capital	183,021	183,021	—
Reserves	280,414	277,181	1.2
Retained earnings	669,300	603,808	10.8
Total equity	1,269,935	1,180,748	7.6

Total assets amounted to RMB2,342,110 million, representing an increase of 8.0% from that as at the end of 2012, of which:

Current assets amounted to RMB430,953 million, representing an increase of 9.7% from that as at the end of 2012. The increase in current assets was primarily due to the increase in inventories.

Non-current assets amounted to RMB1,911,157 million, representing an increase of 7.6% from that as at the end of 2012. The increase in non-current assets was primarily due to increase in investment, resulting in increase in property, plant and equipment (including fixed assets, oil and gas properties, etc.).

Total liabilities amounted to RMB1,072,175 million, representing an increase of 8.5% from that as at the end of 2012, of which:

Current liabilities amounted to RMB645,489 million, representing an increase of 12.3% from that as at the end of 2012. The increase in current liabilities was primarily due to increase in short-term borrowings.

Non-current liabilities amounted to RMB426,686 million, representing an increase of 3.2% from that as at the end of 2012. The increase in non-current liabilities was primarily due to increase in the asset retirement obligations.

Equity attributable to owners of the Company amounted to RMB1,132,735 million, representing an increase of 6.5% from that as at the end of 2012. The increase in equity attributable to owners of the Company was primarily due to increase in retained earnings.

(4)	Cash Flows

As at December 31, 2013, the primary source of funds of the Group was cash from operating activities. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2013 and 2012 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2013	2012
	RMB million	RMB million
Net cash flows from operating activities	288,529	239,288
Net cash flows used for investing activities	(266,510)	(332,226)
Net cash flows (used for) / from financing activities	(12,239)	75,356
Translation of foreign currency	(1,768)	(195)
Cash and cash equivalents at end of the year	51,407	43,395

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for 2013 amounted to RMB288,529 million, representing an increase of 20.6% from RMB239,288 million in 2012. This was mainly due to the combined effect of the increase in profit during the reporting period as compared with the last year and changes in inventory and other account payables, as a result of the strengthening of management and optimisation of production and operation by the Group. As at December 31, 2013, the Group had cash and cash equivalents of RMB51,407 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 77.8% were denominated in Renminbi, approximately 8.8% were denominated in US Dollars, approximately 7.3% were denominated in HK Dollars and approximately 6.1% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

Net cash flows of the Group used for investing activities in 2013 amounted to RMB266,510 million, representing a decrease of 19.8% from RMB332,226 million in 2012. The decrease was primarily due to the combined effect of the cash inflow resulting from the Group’s investment in a joint venture with certain pipeline net assets and operations as well as the enhancement of external cooperation and introduction of strategic investors by the Group, the strengthening of investment management and the decrease in the cash payment of capital expenditures.

Net Cash Flows (Used for) / From Financing Activities

Net cash used by the Group for financing activities was RMB12,239 million, representing a decrease of RMB87,595 million as compared with the net cash flows of RMB75,356 million from financing activities in 2012. This was primarily due to the efforts of the Group in strengthening the management of its interest-bearing borrowings and optimising its debt structure, resulting in decrease in the net new borrowings during the reporting period as compared with last year.

The net liabilities of the Group as at December 31, 2013 and December 31, 2012, respectively, were as follows:

	As at December 31, 2013	As at December 31, 2012
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	192,767	151,247
Long-term borrowings	302,862	293,774

Total borrowings	495,629	445,021

Less: cash and cash equivalents	51,407	43,395

Net borrowings	444,222	401,626

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2013	As at December 31, 2012
	RMB million	RMB million
Within 1 year	209,010	166,089
Between 1 and 2 years	72,992	92,311
Between 2 and 5 years	203,330	162,992
After 5 years	59,831	83,806

	545,163	505,198

Of the total borrowings of the Group as at December 31, 2013, approximately 67.8% were fixed-rate loans and approximately 32.2% were floating-rate loans. Of the borrowings as at December 31, 2013, approximately 75.9% were denominated in Renminbi, approximately 23.3% were denominated in US Dollars and approximately 0.8% were denominated in other currencies.

As at December 31, 2013, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 28.1% (27.4% as at December 31, 2012).

(5)	Capital Expenditures

In 2013, the Group accentuated the principles of quality and profitability, focused on return on investments and reasonably adjusted the pace of project construction. As a result, capital expenditures decreased by 9.6% to RMB318,696 million from RMB352,516 million in 2012. The table below sets out the capital expenditures of the Group for 2013 and 2012 and the estimated capital expenditures for each of the operating segments for 2014.

	2013		2012		Estimates for 2014
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production *	226,376	71.03	227,211	64.45	225,700	76.12
Refining and Chemicals	26,671	8.37	36,009	10.21	25,300	8.53
Marketing	7,101	2.23	14,928	4.23	6,400	2.16
Natural Gas and Pipeline	57,439	18.02	72,939	20.69	37,200	12.55
Head Office and Other	1,109	0.35	1,429	0.42	1,900	0.64

Total	318,696	100.00	352,516	100.00	296,500	100.0

*	If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2013 and 2012, and the estimates for the same for 2014 would be RMB239,641 million, RMB239,266 million and RMB237,700 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment for 2013 amounted to RMB226,376 million, which were primarily used for large-scale domestic oil and gas exploration projects in oil and gas fields located in Changqing, Daqing, the Southwest, Tarim and Liaohe and the construction of key oil and gas production capacity projects in the oil and gas fields, large-scale overseas oil and gas development projects located in Rumaila, Halfaya and Aktobe.

It is anticipated that capital expenditures for the Exploration and Production segment for 2014 will amount to RMB225,700 million. The Group will continue to implement the “Peak Growth in Oil and Gas Reserves” Program for domestic exploration and put more efforts in the work relating to key oil and gas regions such as the Songliao Basin, the Erdos Basin, the Tarim Basin, the Sichuan Basin and the Bohai Bay Basin. For domestic development activities, the Group will focus on maintaining a stable annual output of 40 million tons of crude oil from Daqing and a stable annual oil and natural gas equivalent output of over 50 million tons from Changqing, as well as increasing the output from oil and gas fields such as those in Xinjiang, Tarim and the Southwest, along with the development of unconventional resources such as coalbed methane and shale gas. Overseas operations will be focused on oil and gas exploration and development in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure high growth in both the reserve of and the output from these areas.

Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2013 amounted to RMB26,671 million, which were primarily used in the construction of large-scale refining and chemical projects, such as those at Guangxi Petrochemical, Yunnan Petrochemical, Sichuan Petrochemical, as well as the construction of the quality upgrade projects for Petroleum and diesel products.

It is anticipated that capital expenditures for the Refining and Chemicals segment for 2014 will amount to RMB25,300 million, which are expected to be used primarily for the construction of large-scale refining and chemical projects and the quality upgrade projects for Petroleum and diesel products.

Marketing

Capital expenditures for the Group’s Marketing segment for 2013 amounted to RMB7,101 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

It is anticipated that capital expenditures for the Marketing segment for 2014 will amount to RMB6,400 million, which are expected to be used primarily for the construction and expansion of sales networks for domestic high-profitability markets and the construction of overseas oil and gas operating hubs.

Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2013 amounted to RMB57,439 million, which were mainly used for construction projects including the Third West-East Gas Pipeline, the Zhongwei-Guiyang Gas Pipeline, the Third Daqing-Tieling Crude Oil Pipeline and the Fourth Daqing-Tieling Crude Oil Pipeline as well as the Tangshan LNG projects.

It is anticipated that capital expenditures for the Natural Gas and Pipeline segment for 2014 will amount to RMB37,200 million, which are expected to be used primarily for the construction of key oil and gas transmission projects such as the Third West-East Gas Pipeline, the Third Daqing-Tieling Crude Oil Pipeline and the Fourth Daqing-Tieling Crude Oil Pipeline, as well as the construction of associated LNG, gas storage reservoir and city gas facilities.

Head Office and Other

Capital expenditures for the Head Office of the Group and Other for 2013 were RMB1,109 million.

It is anticipated that capital expenditures for the Head Office and Other for 2014 will amount to RMB1,900 million, which are expected to be used primarily for research activities and the upgrading of IT system.

3.1.4 Business Prospects

In 2014, global economy is expected to continue to recover, albeit at a low speed. External demand is expected to remain stable. As the fundamentals of China’s economy remain favourable for long-term growth, inelastic demand for oil and gas in China is expected to maintain its rapid growth. The Group will continue to reinforce the implementation of its three strategies, namely, resources, market and internationalisation, adhere to its guideline of quality, profitability and sustainable development, place emphasis on the development of its principal business of oil and gas, and strengthen the innovation momentum in an effort to maintain a steady and positive growth of its production and operation.

In respect of exploration and production, the Group will continue to prioritise its strategy of resources and focus on the seven major basins, emphasise venture exploration in key areas, pursue the exploration of tight oil and strive to achieve findings of considerable scale in exploration and the succession of new strategies. The Group will organise its oil and gas development in a scientific manner, speed up the construction of key production capacity projects, expand the scale of the mature oilfields’ secondary development, pay close attention to the promotion of the industrialisation of significant development experiments, further the development of tight oil reservoir and continue to enhance its development.

In respect of refining and chemicals, the Group will adhere to the principle of moderate scale, appropriate product lines and suitable timing of construction. The Group will focus on optimising its geographical layout and resource allocation, the process routing and products structure, as well as the operation of facilities and the coordination between production and marketing. The Group will organise refining production in a safe, stable and flexible manner while steadily carry on the construction of key refining works, complete the construction and commence the operation of Guangxi Petrochemical’s sulphur-bearing oil ancillary projects and complete the diesel oil product quality upgrade project.

In respect of marketing, the Group will pay close attention to the emerging features of the market, strengthen the organisation of marketing, innovate business models, streamline management levels, build brand images and continuously enhance its profitability and market competitiveness. The Group will continue to strengthen market research, optimise resources allocation and logistics manoeuvring, fully utilise its resource advantages, maintain reasonable inventory level and promote the maximisation in its overall profitability. The Group will further optimise and improve its distribution networks and strengthen the focus on the development of regions with regional advantage and high profitability, enhance its marketing capacity and improve its marketing quality.

In respect of natural gas and pipeline, the Group will optimise user structure, strengthen the dispatching operation of its pipeline network, place emphasis on such high-profitability markets as the Yangtze River Delta, the Pearl River Delta, the Bohai Sea Region and Sichuan and Chongqing, carry on the market promotion of newly-built pipelines and the commencement of operation for new users in a sensible manner, and strive to enhance its ability to respond to the market. The Group will strengthen the operation and management of in-use gas storage reservoir and the construction and commencement of operation of new gas storage reservoir, and improve their capacity in peak shaving and emergency support. The Group will organise the construction of key pipelines in an elaborate manner and in an effort to achieve the smooth introduction of imported gas and the stable transmission of domestic resources.

In respect of international operations, the Group will further promote the construction of the five major overseas oil and gas cooperation zones, the four major strategic oil and gas channels and three major oil and gas operating hubs and realise a scale and quality development. The Group will emphasise the exploration and development of key projects, speed up the implementation of newly-signed projects and ensure a relatively rapid growth of its reserve and production. The Group will optimise the distribution of its international trading resource channels and international marketing network, and enhance its capacity of optimal allocation of resources and internationalised operation level.

3.2 Other Financial Data

(1) Financial Data Prepared under CAS

	As at December 31, 2013	As at December 31, 2012	Percentage of Change
	RMB million	RMB million	%
Total assets	2,342,004	2,168,837	8.0
Current assets	430,953	396,513	8.7
Non-current assets	1,911,051	1,772,324	7.8
Total liabilities	1,072,096	988,071	8.5
Current liabilities	645,489	574,748	12.3
Non-current liabilities	426,607	413,323	3.2
Equity attributable to equity holders of the Company	1,132,850	1,064,147	6.5
Total equity	1,269,908	1,180,766	7.5

For reasons for changes, please read Section (3) in 3.1.3.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2013	Cost of principal operations for the year 2013	Margin *	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	766,193	414,293	30.1	(0.7)	6.8	(3.4)
Refining and Chemicals	864,463	726,263	2.9	(1.3)	(5.1)	3.3
Marketing	1,934,240	1,873,445	3.0	2.9	3.3	(0.4)
Natural Gas and Pipeline	228,894	223,718	1.7	15.0	12.4	2.5
Head Office and Other	485	240	—	(11.8)	(29.6)	—
Inter-segment elimination	(1,579,629)	(1,579,596)	—	—	—	—
Total	2,214,646	1,658,363	14.3	2.8	4.0	(0.4)

*	Margin = Profit from principal operations / Income from principal operations

(3) Principal subsidiaries and associates under CAS

	Registered capital		Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets	Net profit
Name of company	RMB million		%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited (1)		47,500	100.00	275,318	78,248	197,070	57,367
CNPC Exploration and Development Company Limited		16,100	50.00	154,405	47,455	106,950	12,655
PetroChina Hong Kong Limited	HK$	7,592 million	100.00	92,908	35,272	57,636	8,061
PetroChina International Investment Company Limited		31,314	100.00	96,755	72,546	24,209	(3,805)

PetroChina International Co., Ltd.		14,000	100.00	153,204	119,587	33,617	2,434
PetroChina Northwest United Pipelines Company Limited		62,500	52.00	63,518	152	63,366	882
Dalian West Pacific Petrochemical Co., Ltd.	US$	258 million	28.44	11,851	16,109	(4,258)	(828)
China Marine Bunker (PetroChina) Co., Ltd.		1,000	50.00	8,035	5,473	2,562	73

China Petroleum Finance Co., Ltd.		5,441	49.00	649,208	613,930	35,278	5,237

Arrow Energy Holdings Pty Ltd.	AUD	2	50.00	46,331	18,918	27,413	(3,910)

PetroChina United Pipeline Co., Ltd. (2)		40,000	50.00	82,984	2,527	80,457	4,333
PetroChina’s Exclusive Property Insurance Co., Ltd. (3)		5,000	49.00	5,068	69	4,999	(1)

Notes:	(1)	Operating income and operating profit of Daqing Oilfield Company Limited for 2013 was RMB192,613 million and RMB77,419 million respectively.
	(2)	Please refer to the investment announcement of the Company published on the Shanghai Stock Exchange on 14 June 2013 (Lin2013-017) for details on PetroChina United Pipeline Co., Ltd.
	(3)	Please refer to the announcement of a resolution of an extraordinary Board meeting of the Company published on the Shanghai Stock Exchange on 4 January 2012 (Lin2012-001) for details on PetroChina’s Exclusive Property Insurance Co., Ltd.

3.3 Distribution Plan for the Final Dividend for 2013

The Board recommends a final dividend of RMB0.15755 per share (inclusive of applicable tax) for 2013, which is based on 45% of the net profit of the Group for the twelve months ended December 31, 2013 after deducting the interim dividend for 2013 paid on October 24, 2013. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on May 22, 2014. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 4, 2014. The register of members of H shares will be closed from May 30, 2014 to June 4, 2014 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on May 29, 2014. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of June 4, 2014 are eligible for the final dividend. The final dividend will be paid on or about 17 July 2014.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on May 22, 2014.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual H Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will be registered on the Company’s H share register of members on June 4, 2014.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for personal income tax rates in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) .. For Individual H Shareholders who are residents of those countries having agreements with China for personal income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for personal income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 4, 2014 and will accordingly withhold and pay the individual income tax. If the country of domicile of the Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., May 29, 2014 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholders do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on June 4, 2014.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

4 Significant Events

4.1 Outbound Investments and Acquisition of Assets

4.1.1 Outbound Investments

In June 2013, the Company established a joint venture company, PetroChina United Pipelines Co., Ltd. (the“JV Company”), with Taikang Asset Management Co., Ltd. and Beijing Guolian Energy Industry Investment Fund (Limited Partnership) .. The Company contributed certain pipeline net assets and operations to the JV Company and holds a 50% equity interest in the JV Company. The other parties contributed cash and together hold the remaining 50% equity interest in the JV Company.

Details of this transaction were published on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange Stock on June 14, 2013 and June 15, 2013, respectively. On June 18, 2013, the JV Company completed the industrial and commercial registration.

4.1.2 Acquisition of Assets

(1) On February 20, 2013, the Group, through its subsidiary PetroChina International Investment (Australia) Pty Ltd., acquired a 20% interest in the West Australian off-shore Browse Basin Posedion natural gas project and a 29% interest in the on-shore Canning Basin shale gas project held by ConocoPhilips (Browse Basin) Pty Ltd. and ConocoPhilips (Canning Basin) Pty Ltd., respectively, both of which are subsidiaries of ConocoPhillips Company. The Group paid a consideration of US$400.7 million (approximately RMB2,476 million) on June 28, 2013.

(2) On June 7, 2013, the Group, through its subsidiary PetroChina International Investment (Australia) Pty Ltd., acquired from BHP Billiton Ltd. all the interest in the Browse project in West Australia. The Group paid the consideration of US$1,708.3 million and US$3.7 million (approximately RMB10,578 million in aggregate) on June 7, 2013 and July 16, 2013, respectively.

(3) On November 13, 2013, the Group, through its subsidiary CNPC E&D Holding Cooperatief U.A. and CNODC International Holding Ltd., (the “Purchasers”) entered into an acquisition agreement with Petrobras International Braspetro B.V.and Petrobras De Valores Internacional De Espana S.L. (the “Sellers”), for the Purchasers to acquire all shares in Petrobras Energia Peru S.A. owned by the Sellers for a consideration of approximately US$2.6 billion.

(4) On December 2, 2013, the Group, through its subsidiary PetroChina International Iraq FZE, acquired a 25% working interest in the West Qurna-1 project of ExxonMobil Iraq Limited in Iraq. The Group paid a consideration of US$590 million (approximately RMB3.658 billion) on December 2, 2013.

The above-mentioned transactions did not affect the business continuity and management stability of the Group. They are beneficial to the Group in maintaining a positive performance in its future financial position and operating results.

4.2 The Promulgation of the Proposals Concerning the Improvement of the Refined Oil Pricing Mechanism

On March 26, 2013, the National Development and Reform Commission (the “NDRC”) issued the Notice of the National Development and Reform Commission Concerning Further improving the Price Determination Mechanism for Refined Products (Fa Gai Jia Ge [2013] No. 624). The notice prescribes that the period for adjusting the refined oil price shall be shortened from 22 working days to 10 working days. The price adjustment amplitude restriction, which involves a limit of 4% fluctuation against the average market price of oil products available in the international market, is cancelled. Appropriate adjustment will be made to the linkage of the prices of the domestic refined products to those of the crude oil products in the international market.

This will not affect the continuity of business or the stability of management of the Group. It is conducive to the sustainable and healthy development of the refining and chemicals and marketing businesses of the Group and will benefit the future financial conditions and operating results of the Group.

4.3 The Promulgation of the Proposals Concerning the Adjustment of the Price of Natural Gas

On June 28, 2013, the NDRC issued the Notice of the National Development and Reform Commission Concerning the Adjustment of the Price of Natural Gas (Fa Gai Jia Ge [2013] No. 1246). The notice prescribes that a new proposal for adjusting the price of natural gas shall be implemented commencing from July 10, 2013 and the price for natural gas applicable to non-residential users will be adjusted. By adopting a market-driven approach, a dynamic adjustment mechanism that reflects both the market demand and supply and the scarcity of resources, and also links to the price of alternative energy will be established. The price for the consumption amount in 2012 and for the amount in excess of the 2012 level should be differentiated. For the consumption amount that exceeds 2012 level, the price will be further adjusted to maintain a reasonable parity level with those for fuel oil, liquefied petroleum gas and other alternative energy resources. The price applicable to the consumption amount in 2012 will be adjusted in phases. The management of the natural gas price will be switched from the ex-factory price to the citygate price which is the guiding price stipulated by the government. Accordingly, a price ceiling control will be implemented.

This will not affect the continuity of business or the stability of management of the Group. It is conducive to the sustainable and healthy development of the natural gas business of the Group and will benefit the future financial conditions and operating results of the Group.

4.4 Progress of Litigation

Regarding the disclosed class action brought by individual overseas shareholders before the Southern District of New York Federal District Court of the United States against the Company and the relevant personnel on the ground that certain former directors and senior management were subject to investigation conducted by the relevant PRC authorities, the notice in respect of such action was served to the Company as of the end of the current reporting period. Details of such notice are further described in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the websites of Shanghai Stock Exchange and on China Securities Journal, China Securities News and Securities Times dated September 6, 2013 and November 26, 2013. The normal course of business of the Company has not been affected. The Company will use its best endeavour to proactively defense against such action so as to protect its lawful interests.

5 Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

☐  Applicable            ☒  Not applicable

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐  Applicable            ☒  Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☐  Applicable            ☒  Not applicable

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐  Applicable            ☒  Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Financial statements prepared in accordance with IFRS

(1) Consolidated Statement of Comprehensive Income

		2013	2012
	Notes	RMB million	RMB million

TURNOVER	(i)	2,258,124	2,195,296

OPERATING EXPENSES
Purchases, services and other		(1,464,805)	(1,411,036)
Employee compensation costs		(116,422)	(106,189)
Exploration expenses, including exploratory dry holes		(25,301)	(23,972)
Depreciation, depletion and amortisation		(163,365)	(151,975)
Selling, general and administrative expenses		(79,021)	(74,692)
Taxes other than income taxes		(248,086)	(254,921)
Other income, net		27,518	2,008

TOTAL OPERATING EXPENSES		(2,069,482)	(2,020,777)

PROFIT FROM OPERATIONS		188,642	174,519

FINANCE COSTS
Exchange gain		4,157	3,339
Exchange loss		(4,105)	(3,208)
Interest income		2,222	2,063
Interest expense		(23,081)	(18,164)

TOTAL NET FINANCE COSTS		(20,807)	(15,970)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		10,228	8,262

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	178,063	166,811
INCOME TAX EXPENSE	(iii)	(35,789)	(36,191)

PROFIT FOR THE YEAR		142,274	130,620

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS
Currency translation differences		(11,432)	(151)
Fair value gain/(loss) from available-for-sale financial assets, net of tax		45	(18)
Share of the other comprehensive (loss)/income of associates and joint ventures accounted for using the equity method		(218)	127

OTHER COMPREHENSIVE LOSS, NET OF TAX		(11,605)	(42)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		130,669	130,578

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		129,599	115,326
Non-controlling interests		12,675	15,294

		142,274	130,620

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		120,577	115,340
Non-controlling interests		10,092	15,238

		130,669	130,578

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.71	0.63

(2) Consolidated Statement of Financial Position

	Notes	2013	2012
		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,648,823	1,569,888
Investments in associates and joint ventures		116,700	80,042
Available-for-sale financial assets		1,641	1,800
Advance operating lease payments		62,449	56,162
Intangible and other non-current assets		67,270	63,048
Deferred tax assets		11,226	1,443
Time deposits with maturities over one year		3,048	3,708

TOTAL NON-CURRENT ASSETS		1,911,157	1,776,091

CURRENT ASSETS
Inventories		227,017	214,117
Accounts receivable	(vi)	64,027	64,450
Prepaid expenses and other current assets		68,299	58,012
Notes receivable		14,360	9,981
Time deposits with maturities over three months but within one year		5,843	2,850
Cash and cash equivalents		51,407	43,395

TOTAL CURRENT ASSETS		430,953	392,805

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	383,004	351,456
Income taxes payable		16,013	12,708
Other taxes payable		53,705	59,337
Short-term borrowings		192,767	151,247

TOTAL CURRENT LIABILITIES		645,489	574,748

NET CURRENT LIABILITIES		(214,536)	(181,943)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,696,621	1,594,148

EQUITY
Equity attributable to owners of the Company:
Share capital		183,021	183,021
Retained earnings		669,300	603,808
Reserves		280,414	277,181

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,132,735	1,064,010
NON-CONTROLLING INTERESTS		137,200	116,738

TOTAL EQUITY		1,269,935	1,180,748

NON-CURRENT LIABILITIES
Long-term borrowings		302,862	293,774
Asset retirement obligations		94,531	83,928
Deferred tax liabilities		15,166	22,286
Other long-term obligations		14,127	13,412

TOTAL NON-CURRENT LIABILITIES		426,686	413,400

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,696,621	1,594,148

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Turnover

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	Year ended December 31
	2013	2012
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	358	339
Reversal of provision for impairment of receivables	80	45
Reversal of write down in inventories	53	81
Government grants (i)	10,347	9,406
Gain on disposal of certain pipeline net assets and operations (ii)	24,822	—

Charged
Amortisation of intangible and other assets	3,695	3,215
Auditors’ remuneration (iii)	53	61
Cost of inventories recognised as expense	1,676,539	1,610,847
Provision for impairment of receivables	29	15
Loss on disposal of property, plant and equipment	3,543	3,487
Operating lease expenses	11,902	10,827
Research and development expenses	14,157	14,453
Write down in inventories	413	624

(i).	Comprises proportionate refund of import value-added tax relating to the import of natural gas (including liquefied natural gas) provided by the PRC government. This value-added tax refund is applicable from January 1, 2011 to December 31, 2020 and available when the import prices of the natural gas and liquefied natural gas imported under any State-sanctioned pipelines are higher than their prescribed selling prices.
(ii).	In June 2013, the Company entered into a contract with two other parties to establish a joint venture named PetroChina United Pipelines Co., Ltd. (the “JV Company”). The Company contributed certain pipeline net assets and operations to the JV Company and holds 50% equity interest in the JV Company. The other parties contributed cash totalling RMB60 billion and together hold the remaining 50% equity interest in the JV Company. The gain represents the gain realised on the contribution of the abovementioned pipeline net assets and operations into the JV company to the extent that have been sold to the other parties and is recorded as “Other Income” in the consolidated statement of comprehensive income.
(iii).	The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 28 million payable to the Company’s current auditors which primarily relates to audit fees paid by subsidiaries and other audit related services (2012: RMB 51 million payable to the Company’s previous auditors which primarily relates to audit fees paid by subsidiaries and other audit related services).

(iii) Income Tax Expense

	2013 RMB million	2012 RMB million
Current taxes	52,112	35,916
Deferred taxes	(16,323)	275

	35,789	36,191

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2013	2012
	RMB million	RMB million

Profit before income tax expense	178,063	166,811

Tax calculated at a tax rate of 25%	44,516	41,703
Prior year tax adjustment	1,005	92
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	2,351	3,106
Effect of preferential tax rate	(15,687)	(8,461)
Tax effect of income not subject to tax	(3,743)	(4,036)
Tax effect of expenses not deductible for tax purposes	7,347	3,787

Income tax expense	35,789	36,191

(iv) Basic and Diluted Earnings Per Share

For the year 2013 and 2012, basic and diluted earnings per share have been computed by dividing profit for the year attributable to owners of the Company by the 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

(v) Dividends

	2013	2012
	RMB million	RMB million

Interim dividends attributable to owners of the Company for 2013 (a)	29,485	—
Proposed final dividends attributable to owners of the Company for 2013 (b)	28,835	—
Interim dividends attributable to owners of the Company for 2012 (c)	—	27,912
Final dividends attributable to owners of the Company for 2012 (d)	—	23,985

	58,320	51,897

(a)	Interim dividends attributable to owners of the Company in respect of 2013 of RMB 0.16110 yuan per share amounting to a total of RMB 29.485 billion were paid on October 24, 2013.
(b)	At the twelfth meeting of the Fifth Session of the Board of the Company, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2013 of RMB 0.15755 yuan per share amounting to a total of RMB 28.835 billion. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings in the year ending December 31, 2014 when approved at the forthcoming Annual General Meeting.
(c)	Interim dividends attributable to owners of the Company in respect of 2012 of RMB 0.15250 yuan per share amounting to a total of RMB 27.912 billion were paid on October 24, 2012.
(d)	Final dividends attributable to owners of the Company in respect of 2012 of RMB 0.13106 yuan per share amounting to a total of RMB 23.985 billion were paid on July 18, 2013.
(e)	Final dividends attributable to owners of the Company in respect of 2011 of RMB 0.16462 yuan per share amounting to a total of RMB 30.129 billion were paid on July 12, 2012.

(vi) Accounts Receivable

	December 31, 2013	December 31, 2012
	RMB million	RMB million
Accounts receivable	64,523	65,035
Less: Provision for impairment of receivables	(496)	(585)

	64,027	64,450

The aging analysis of accounts receivable (net of impairment of accounts receivable), based on the invoice date (or date of revenue recognition, if earlier), at December 31, 2013 and December 31, 2012 is as follows:

	December 31, 2013	December 31, 2012
	RMB million	RMB million

Within 1 year	63,443	64,031
Between 1 and 2 years	475	306
Between 2 and 3 years	41	29
Over 3 years	68	84

	64,027	64,450

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	December 31, 2013	December 31, 2012
	RMB million	RMB million

Trade payables	130,353	131,928
Advances from customers	46,804	38,131
Salaries and welfare payable	4,836	4,161
Accrued expenses	137	141
Dividends payable by subsidiaries to non-controlling shareholders	1,017	2,288
Interest payable	2,861	1,999
Construction fee and equipment cost payables	167,722	146,499
Other	29,274	26,309

	383,004	351,456

“Other” consists primarily of customer deposits.

The aging analysis of trade payables at December 31, 2013 and 2012 is as follows:

	December 31, 2013	December 31, 2012
	RMB million	RMB million

Within 1 year	125,459	126,933
Between 1 and 2 years	2,756	3,279
Between 2 and 3 years	911	818
Over 3 years	1,227	898

	130,353	131,928

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the year ended December 31, 2013 and 2012 are as follows:

Year 2013	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Turnover	783,694	871,815	1,946,806	232,751	2,687	3,837,753

Less: intersegment sales	(618,851)	(681,687)	(263,100)	(15,360)	(631)	(1,579,629)

Turnover from external customers	164,843	190,128	1,683,706	217,391	2,056	2,258,124

Depreciation, depletion and amortisation	(115,528)	(22,478)	(11,280)	(11,838)	(2,241)	(163,365)

Profit/(loss) from operations	189,698	(24,392)	7,562	28,888	(13,114)	188,642

Year 2012	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Turnover	789,818	883,218	1,890,558	202,196	2,530	3,768,320

Less: intersegment sales	(623,166)	(702,275)	(225,618)	(21,562)	(403)	(1,573,024)

Turnover from external customers	166,652	180,943	1,664,940	180,634	2,127	2,195,296

Depreciation, depletion and amortisation	(103,838)	(17,295)	(10,004)	(19,503)	(1,335)	(151,975)

Profit/(loss) from operations	214,955	(43,511)	16,391	(2,110)	(11,206)	174,519

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit: RMB million
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	57,250	49,953	27,484	11,574
Notes receivable	14,360	9,981	10,973	7,329
Accounts receivable	64,027	64,450	4,694	4,198
Advances to suppliers	11,445	11,286	4,397	4,509
Other receivables	17,802	14,165	55,676	48,324
Inventories	227,017	214,117	173,290	166,074
Other current assets	39,052	32,561	27,724	23,959

Total current assets	430,953	396,513	304,238	265,967

Non-current assets
Available-for-sale financial assets	1,603	1,756	1,271	1,253
Long-term equity investments	116,289	79,615	320,849	265,939
Fixed assets	559,346	545,479	422,676	438,504
Oil and gas properties	801,083	733,583	535,733	492,322
Construction in progress	282,325	283,059	154,378	185,884
Construction materials	5,762	7,486	4,218	5,866
Intangible assets	62,592	56,426	49,131	44,159
Goodwill	7,225	7,582	119	119
Long-term prepaid expenses	26,424	24,351	22,966	21,464
Deferred tax assets	11,226	1,443	9,163	—
Other non-current assets	37,176	31,544	18,908	19,157

Total non-current assets	1,911,051	1,772,324	1,539,412	1,474,667

TOTAL ASSETS	2,342,004	2,168,837	1,843,650	1,740,634

	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
LIABILITIES AND SHAREHOLDERS’ EQUITY	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	110,894	143,409	126,463	181,974
Notes payable	832	2,265	8	—
Accounts payable	298,075	278,427	170,431	155,420
Advances from customers	46,804	38,131	29,748	27,099
Employee compensation payable	4,836	4,161	3,403	3,024
Taxes payable	69,718	72,045	46,311	46,380
Other payables	27,025	23,642	20,793	17,397
Current portion of non-current liabilities	81,873	7,838	55,089	6,626
Other current liabilities	5,432	4,830	2,628	1,904

Total current liabilities	645,489	574,748	454,874	439,824

Non-current liabilities
Long-term borrowings	211,708	207,540	169,775	170,536
Debentures payable	91,154	86,234	91,000	86,000
Provisions	94,531	83,928	61,291	55,676
Deferred tax liabilities	15,087	22,209	—	4,417
Other non-current liabilities	14,127	13,412	4,773	4,151

Total non-current liabilities	426,607	413,323	326,839	320,780

Total liabilities	1,072,096	988,071	781,713	760,604

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	115,676	115,878	127,839	128,136
Special reserve	8,922	10,054	6,398	7,080
Surplus reserves	175,051	161,623	163,959	150,523
Undistributed profits	664,136	598,686	580,720	511,270
Currency translation differences	(13,956)	(5,115)	—	—

Equity attributable to equity holders of the Company	1,132,850	1,064,147	1,061,937	980,030

Minority interests	137,058	116,619	—	—

Total shareholders’ equity	1,269,908	1,180,766	1,061,937	980,030

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,342,004	2,168,837	1,843,650	1,740,634

(2) Consolidated and Company Income Statements

Unit: RMB million
	2013	2012	2013	2012
Items	The Group	The Group	The Company	The Company
Operating income	2,258,124	2,195,296	1,362,289	1,337,157
Less: Cost of sales	(1,701,840)	(1,634,819)	(1,004,735)	(1,000,217)
Taxes and levies on operations	(238,663)	(246,078)	(177,578)	(181,984)
Selling expenses	(60,036)	(55,032)	(44,581)	(40,848)
General and administrative expenses	(90,564)	(83,936)	(64,887)	(61,665)
Finance expenses	(21,897)	(16,824)	(22,169)	(18,038)
Asset impairment losses	(4,182)	(1,963)	(4,036)	(1,218)
Add: Investment income	10,769	8,787	62,672	69,354

Operating profit	151,711	165,431	106,975	102,541

Add: Non-operating income	38,735	11,578	42,054	10,175
Less: Non-operating expenses	(12,430)	(10,199)	(9,443)	(8,668)

Profit before taxation	178,016	166,810	139,586	104,048

Less: Taxation	(35,787)	(36,192)	(5,230)	(619)

Net profit	142,229	130,618	134,356	103,429

Attributable to:
Equity holders of the Company	129,577	115,323	134,356	103,429
Minority interests	12,652	15,295	—	—

Earnings per share
Basic earnings per share (RMB Yuan)	0.71	0.63	0.73	0.57
Diluted earnings per share (RMB Yuan)	0.71	0.63	0.73	0.57

Other comprehensive (loss)/income	(11,605)	(42)	(308)	117

Total comprehensive income	130,624	130,576	134,048	103,546
Attributable to:
Equity holders of the Company	120,555	115,337	134,048	103,546
Minority interests	10,069	15,239	—	—

6 Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the twelve months ended December 31, 2013.

7 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 of the Listing Rules (the “Model Code”). Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code in the reporting period.

8 Compliance with the Corporate Governance Code

For the twelve months ended December 31, 2013, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules, except that:

After prudent consideration of the laws and regulations of the places where the shares of the Company are listed, the background of the industry to which the Company belongs as well as the current corporate structure, the Company has not set up a nomination committee as at the end of the reporting period. Nonetheless, the requirements for nomination of directors are set out in detail in the Articles of Association. Shareholders holding three percent or above of the voting shares of the Company may put forward an extraordinary written proposal to the general meeting in relation to the intention to nominate a candidate for Director and the candidate’s willingness to accept such nomination prior to such meeting. Directors of the Company shall be elected at general meeting of the Company for a term of office of not more than three years. Upon expiration of his term, each Director shall be entitled to be re-elected.

9 Audit Committee

The Company has established an audit committee which comprises Mr Franco Bernabè, Mr Cui Junhui, Mr Chen Zhiwu and Mr Wang Guoliang. The Audit Committee of the Company has reviewed and confirmed the results announcement for the twelve months ended December 31, 2013.

The figures in respect of the results announcement of the Group for the year ended December 31, 2013 have been agreed by the Company’s auditors to the amounts set out in the Group’s audited consolidated financial statements for the twelve months ended December 31, 2013.

By Order of the Board of Directors

PetroChina Company Limited

Zhou Jiping

Chairman

Beijing, the PRC

March 20, 2014

As at the date of this announcement, the Board of Directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive Directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive Directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect of future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.